UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

SAKS INCORPORATED

 (Name of Issuer)

COMMON STOCK, PAR VALUE $0.10 PER SHARE

(Title of Class of Securities)

79377W108

(CUSIP Number)

Diego Della Valle & C. S.A.P.A.
Attn: Emilio Macellari
Strada Sette Camini, 116
63019 Sant’Elpidio a Mare (FM), Italy
011.39.0734.866225
(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

October 19, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D

CUSIP No. 79377W108	Page 2 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Diego Della Valle & C. S.A.P.A. Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not Applicable
	8	SHARED VOTING POWER 22,650,000 (See Item 5 and 6)
	9	SOLE DISPOSITIVE POWER Not Applicable
	10	SHARED DISPOSITIVE POWER 22,650,000 (See Item 5 and 6)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,650,000 (See Item 5 and 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.05% (See Item 5 and 6)
14		TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 79377W108	Page 3 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Diego Della Valle Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not Applicable
	8	SHARED VOTING POWER 22,650,000 (See Item 5 and 6)
	9	SOLE DISPOSITIVE POWER Not Applicable
	10	SHARED DISPOSITIVE POWER 22,650,000 (See Item 5 and 6)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,650,000 (See Item 5 and 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.05% (See Item 5 and 6)
14		TYPE OF REPORTING PERSON (See Instructions) IN

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Statement on Schedule 13D, dated May 5, 2009 (as amended, the “Schedule 13D”), filed jointly by (i) Diego Della Valle & C. S.A.P.A., an Italian limited partnership represented by shares (“DDV”), and (ii) Diego Della Valle, an individual (DDV and Diego Della Valle are collectively referred to as the “Reporting Persons” and each of them is individually referred to as a “Reporting Person”) with respect to the common stock, par value $0.10 per share (the “Shares”), of Saks Incorporated, a Tennessee corporation (the “Issuer”).  Capitalized terms used in this Amendment No. 4 without definition have the meanings ascribed to them in the Schedule 13D.

This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

3.	Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is hereby amended and restated in its entirety to read as follows:

During the period from February 20, 2009 to May 7, 2009, DDV acquired 8,480,000 Shares through a series of purchases from authorized brokers for total consideration of $30,330,726 (including commissions) in cash paid from its working capital.

During the period from March 8, 2010 to March 10, 2010, DDV acquired an additional 2,900,000 Shares through a series of purchases from authorized brokers for total consideration of $22,333,270 (including commissions) in cash paid from its working capital.

During the period from March 11, 2010 to March 16, 2010, DDV acquired an additional 3,620,000 Shares through a series of purchases from authorized brokers for total consideration of $30,153,229 (including commissions) in cash paid from its working capital.

During the period from October 12, 2010 to October 18, 2010, DDV acquired an additional 2,900,000 Shares through a series of purchases from authorized brokers for total consideration of $29,337,271 (including commissions) in cash paid from its working capital.

On October 19, 2010 DDV acquired an additional 2,500,000 Shares through authorized brokers for total consideration of $26,971,500 (including commissions) in cash paid from its working capital.  On the same date, DDV acquired from Mediobanca – Banca di Credito Finanziario (“Mediobanca”) over-the-counter American-style call options to purchase 8,000,000 Shares (the “Call Options”) for an aggregate premium amount of $6,400,000. See Item 6. All of the funds required to acquire the Call Options were obtained from the working capital of DDV.

On October 21, 2010 DDV acquired an additional 2,250,000 Shares through authorized brokers for total consideration of $24,769,800 (including commissions) in cash paid from its working capital.

4.	Purpose of Transaction.

Item 4 of Schedule 13D is hereby amended and restated in its entirety to read as follows:

The Reporting Persons acquired the Shares for investment purposes. The Reporting Persons evaluate on an ongoing basis the Issuer’s financial condition, economic results and prospects and their interest in, and intentions with respect to, the Issuer. Accordingly, the Reporting Persons reserve the right to change their plans and intentions at any time, as they deem appropriate.

In particular, the Reporting Persons may at any time and from time to time acquire additional securities of the Issuer, dispose of such securities, seek the views of, hold discussions with and respond to inquiries from representatives of the Issuer, significant shareholders and other persons regarding the Issuer’s affairs and potential strategies for strengthening and further enhancing the Issuer’s business and operations. On the basis of their evaluations mentioned above, the Reporting Persons may decide to become strategic and long-term shareholders of the Issuer and, in such case, they would consider seeking representation on the board of directors of the Issuer.

5.	Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)           As of the date of this Schedule 13D, the Reporting Persons beneficially owned (or are deemed, solely for purposes of Rule 13d-3 under the Exchange Act, to have beneficially owned), directly or indirectly, an aggregate of 30,650,000 Shares (which includes 8,000,000 Shares underlying the Call Options) representing approximately 19.05% of the total number of outstanding shares of common stock of the Issuer.  DDV has direct beneficial ownership of all the Shares.  Mr. Della Valle has indirect beneficial ownership of all the Shares.

The percentages disclosed in this Schedule 13D are calculated based upon a total of 160,911,614 shares of common stock issued and outstanding as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on September 1, 2010.

(b)           DDV has the sole power to vote, direct the voting of, dispose of and direct the disposition of 22,650,000 Shares.  Mr. Della Valle, as the sole general partner of DDV, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Exchange Act) such Shares.  Consequently, Mr. Della Valle may be deemed to share with DDV the power to vote, direct the voting of, dispose of and direct the disposition of 22,650,000 Shares.  None of the Reporting Persons possesses any voting or dispositive power over the 8,000,000 Shares underlying the Call Options.

(c)           The transactions in the Shares that may be deemed to be beneficially owned by a Reporting Person are set forth on Schedule A attached hereto.  All such transactions were effected in the open market.

(d)           Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common shares of stock covered by this Schedule 13D.

(e)           Not applicable.

6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On October 19, 2010, DDV acquired from Mediobanca the Call Options to purchase 8,000,000 Shares at the strike price of $12.95 for an aggregate premium amount of $6,400,000. All or a portion of the Call Options may be exercised by DDV from time to time, until December 30, 2011, and will be settled by delivery of Shares.

A copy of the confirmation for the Call Options is attached hereto as Exhibit B and incorporated herein by reference. The foregoing summary of the Call Options is qualified in its entirety by reference to the confirmation.

Except for the matters described herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Issuer.

7.	Materials to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement, dated May 15, 2009 between Diego Della Valle & C. S.A.P.A. and Diego Della Valle.

Exhibit B:	Call Option Confirmation, dated October 19, 2010 between Diego Della Valle & C. S.A.P.A. and Mediobanca – Banca di Credito Finanziario S.p.A.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 21, 2010

DIEGO DELLA VALLE & C. S.A.P.A.

/s/ Diego Della Valle
Name:	Diego Della Valle
Title:	General Partner

DIEGO DELLA VALLE

/s/ Diego Della Valle
Diego Della Valle

SCHEDULE A

Transactions in Shares of Common Stock of Issuer During the Past 60 Days

Since August 22, 2010 DDV purchased, through authorized brokers, the following shares of Issuer’s common stock on the dates, in the amounts and for the price per share shown below:

Date of Purchase	Amount of Common Stock Purchased	Price Per Share

October 12, 2010	300,000	9.3265
October 13, 2010	600,000	10.0382
October 15, 2010	1,000,000	10.0080
October 18, 2010	1,000,000	10.5084
October 19, 2010	2,500,000	10.7886
October 21, 2010	2,250,000	11.0088

EXHIBIT INDEX

Exhibit No.	Description

Exhibit A	Joint Filing Agreement, dated May 15, 2009 between Diego Della Valle & C. S.A.P.A. and Diego Della Valle

Exhibit B:	Call Option Confirmation, dated October 19, 2010 between Diego Della Valle & C. S.A.P.A. and Mediobanca – Banca di Credito Finanziario S.p.A.